No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    *        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda International Finance B. V., which is a consolidated subsidiary of Honda Motor Co., Ltd., decided today as follows with respect to dissolving itself.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Fumihiko Ike
Fumihiko Ike
Managing Director Chief Operating Officer for Business Management Operation Honda Motor Co., Ltd.

Date: March 11, 2008

[Translation]

March 11, 2008

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo
Takeo Fukui
President and Representative Director

Notice Concerning Dissolution of a Subsidiary

Honda International Finance B. V. (the “Subsidiary”), which is a consolidated subsidiary of Honda Motor Co., Ltd. (the “Company”), decided today as follows with respect to dissolving itself.

Particulars

1.	Profile of the Subsidiary

Corporate Name:	Honda International Finance B. V.

Location of Head Office:	Amsterdam, The Netherlands

Name of Representative:	Fumihiko Ike

Description of Business:	Raising funds and financing the Company’s subsidiaries and affiliates

Established:	October 1984

Capital:	136,000 Euros

Major Shareholder and its Ratio of Holdings:	Honda Motor Co., Ltd. 100%

2.	Reason for the Dissolution

The Company decided to dissolve the Subsidiary since the Subsidiary has already terminated its business operation and there is no plan to resume its business.

3.	Schedule

The dissolution is intended to be resolved by the shareholder of the Subsidiary by the end of March 2008.

The liquidation is intended to be completed by the end of December 2008.

4.	Impact on consolidated financial results of the Company

The impact on consolidated financial results of the Company will be immaterial.